Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WeRide Inc.

文遠知行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

GRANT OF RESTRICTED SHARE UNITS PURSUANT TO THE 2026 SHARE PLAN

Pursuant to Rules 17.06A, 17.06B, and 17.06C of the Listing Rules, the Board hereby announces that on April 10, 2026, the Company granted 7,227,600 Restricted Share Units to 325 Grantees pursuant to the 2026 Share Plan, subject to acceptance by the Grantees. Details of the Restricted Share Units granted are as follows.

Grant Date:	April 10, 2026 (after trading hours during Hong Kong time)

Grantees:	325 employees of the Group

Number of Class A Ordinary Shares underlying the Restricted Share Units granted:	7,227,600

Purchase price of Restricted Share Units granted:	Nil

Closing price of the Class A Ordinary Shares or ADSs on the Grant Date:	HK$20.00 per Class A Ordinary Share, for Class A Ordinary Shares traded on the Stock Exchange on April 10, 2026 (Hong Kong time)

US$7.59 per ADS, for ADSs traded on the Nasdaq Stock Market on April 9, 2026 (New York time), being the trading day on the Nasdaq Stock Market immediately preceding the Grant Date.

Vesting periods of the Restricted Share Units granted:	The Restricted Share Units granted to the Grantees have a mixed vesting schedule with a total vesting period (i.e. the period between the Grant Date and the last vesting date) of 42 to 58 months.

* For identification purposes only

In respect of the Restricted Share Units granted to certain Grantees, the Restricted Share Units will be vested in several batches. As the grant of Restricted Share Units was delayed due to administrative reasons, the period between the Grant Date and the first vesting date is less than 12 months to reflect the time from which the Restricted Share Units would have been granted, as permitted under the 2026 Share Plan. The Compensation Committee is of the view that such shorter vesting period is appropriate for retaining, incentivizing and rewarding those Grantees, as well as encouraging them to continuously contribute to the operation, development and long-term success and growth of the Group.

Performance target:	There are no performance targets attached to the Restricted Share Units granted to the Grantees. Having considered the long vesting schedule of the Restricted Share Units, the Compensation Committee is of the view that the grant of Restricted Share Units without performance targets is market competitive, consistent with the Company’s remuneration policy, and aligns with the purpose of the 2026 Share Plan.

Clawback mechanism:	Upon the occurrence of certain clawback events which include, among others, the Grantee has been involved in serious misconduct or breach as determined by the Group in good faith, including acts such as dishonesty, theft, fraud, criminal conviction, violation of laws or exchange rules, breach of fiduciary duty or material violation of written Company policies, material breach of agreements, failure to perform material duties after written notice and a reasonable opportunity to cure (if curable), unfair competition, defamatory or harmful statements, inducing contract breaches, or any act materially adverse to the Group’s reputation or interests, the Company shall claw back the Restricted Share Units granted to such Grantee which shall be regarded as lapsed.

The Group has not provided any financial assistance to the Grantees to facilitate the purchase of Class A Ordinary Shares under the 2026 Share Plan.

To the best knowledge of the Directors having made all reasonable enquiries, as of the date of this announcement, none of the Grantees is: (i) a connected person of the Company, or a Director, chief executive, or substantial Shareholder of the Company, or an associate of any of them; (ii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) a related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the Shares in issue (excluding treasury Shares). The grant of the Restricted Share Units is not subject to Shareholders’ approval.

The purpose of the grant of Restricted Share Units is to (i) recognize the contribution to the success and development of the Group made by the existing employees of the Group; and/or (ii) generally incentivize and motivate employees of the Group to remain with, and to strive for the future development and expansion of, the Group.

NUMBER OF CLASS A ORDINARY SHARES AVAILABLE FOR FUTURE GRANTS

The grant of Restricted Share Units will be satisfied by issuance of new Class A Ordinary Shares or transfer of treasury Shares. As of the date of this announcement, after the aforesaid grant of the Restricted Share Units, 95,504,646 and 10,273,224 underlying Shares are available for future grant under the Plan Limit and the Consultant Sub-limit on grants of options and awards over new Shares under the 2026 Share Plan and any other schemes of the Company, respectively.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2026 Share Plan”	the 2026 share plan adopted by the Company on March 13, 2026

“associate”	has the meaning ascribed to it under the Listing Rules

“ADS(s)”	American Depositary Shares, each representing three Class A Ordinary Shares, which are listed and traded on the Nasdaq Stock Market

“Board”	board of Directors

“Class A Ordinary Shares”	class A ordinary shares in the share capital of the Company with a par value of US$0.00001 each, conferring a holder one vote per Class A Ordinary Share on any resolution tabled at the Company’s general meetings

“Class B Ordinary Shares”	class B ordinary shares in the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights such that a holder is entitled to ten votes per Class B Ordinary Share on any resolution tabled at the Company’s general meetings, save for resolutions with respect to certain reserved matters (as defined in the amended and restated memorandum and articles of association of the Company) where a holder shall be entitled to one vote per Class B Ordinary Share

“Company”	WeRide Inc., an exempted company incorporated in the Cayman Islands with limited liability on March 13, 2017

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Consultant Sub-limit”	the maximum number of Class A Ordinary Shares (including treasury Shares) which may be issued or transferred under the 2026 Share Plan to consultants

“Director(s)”	director(s) of the Company

“Grantee(s)”	employee(s) who were granted certain number of Restricted Share Units under the 2026 Share Plan

“Grant Date”	April 10, 2026

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or other modified from time to time

“Plan Limit”	the maximum number of Class A Ordinary Shares (including treasury Shares) which may be issued or transferred under the 2026 Share Plan

“Restricted Share Unit”	the right to receive one Class A Ordinary Share, as awarded under the 2026 Share Plan

“service provider”	has the meaning ascribed to it under the Listing Rule

“Share(s)”	the Class A Ordinary Share(s) and/or the Class B Ordinary Share(s) in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADS(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“treasury Share(s)”	has the meaning ascribed to it under the Listing Rules

“US$”	U.S. dollars, the lawful currency of the United States of America

By order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive
Director and Chief Executive Officer

Hong Kong, April 10, 2026

As of the date of this announcement, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Jean-François Salles as non-executive Director, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fan-cheong Chan as independent non-executive Directors.

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